India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814
Phone: 301-983-0998
Fax: 240-465-0273

September 12, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Rufus Decker
Accounting Branch Chief

Re:	India Globalization Capital, Inc.
Forms 10-K for the Year Ended March 31, 2011, Filed July 14, 2011
Definitive Proxy Statement on Schedule 14A filed on August 1, 2011
File No. 1-32830

Dear Mr. Decker:

This is our response to the SEC Staff’s follow-up comments in your letter of August 11, 2011 to India Globalization Capital, Inc. (“IGC”) in regard to the above-referenced filings.

Please note that in the next day or two we intend to file an amended 10-KA for the Year Ended March 31, 2011 with the revisions set out in this letter addressing your comments.  However, we are prepared to make further revisions in the event that you continue to have follow-up comments on Form 10-K for the Year Ended March 31, 2011 or on our revisions.

For your convenience, we have included each of the Staff’s comments in italics before each of IGC’s responses.  References in this letter to “we,” “our” or “us” mean IGC or its advisors, as the context may dictate.

ss:	India Globalization Capital, Inc.
John Selvaraj,
Treasurer, Principal Accounting
and Financial Officer

Form 10-K for the Year Ended March 31, 2011

General

1
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in an amendment to your filing.

IGC Response: Where we have provided proposed revisions in response to the Commission’s comments below, except as otherwise indicated in the responses we will include the revisions in an amendment to the Form 10-K for the year ended March 31, 2011 (the “2011 10-K”).

Risk Factors, page 8 General

2
We have read your response to comment two from our letter dated May 9, 2011. You mentioned that your CFO previously worked for Startec Global Communications. Please confirm whether your CFO, John Selvaraj or your CEO, Ram Mukunda previously worked for Startec Global Communications. Please provide a more robust explanation of his role at Startec Global Communications. Please tell us how long he worked at Startec Global Communications, including all of his roles at the company. Please provide us with a comprehensive description of his responsibilities at Startec Global Communications, including those that relate to the financial statements and financial reporting. Please tell us whether he was responsible for the preparation of the financial statements including whether he reviewed the financial statements or prepared the financial statements.

IGC Response: Mr. John Selvaraj worked at Startec Global Communications for a total of 10 years from the end of 1997 to 2007. Mr. Selvaraj held progressively responsible positions. Between 1999 and 2005 he worked as the Vice President of Finance and Accounting Operations.  While in this position, Mr. Selvaraj’s responsibilities included consolidation of accounts for the company’s operations in US, Canada, Europe and Asia. Also during this period, several directors within the Finance and Accounting Department, including directors and staff for Accounting, Treasury, Payroll/Employee Stock Options, Taxes and one independent accounting staff responsible for SEC filings, reported to Mr. Selvaraj.  He did not prepare the financial statements or the SEC filings himself, but was responsible for reviewing them.  The individuals responsible for preparing the statements and filings reported to him.

Management's Discussion and Analysis, page 19 General

3
We have read your response to comment eight from our letter dated May 9, 2011. Please tell us where you have included this disclosure in your Form 10-K for the year ended March 31, 2011. Otherwise, please show us in your supplemental response what your revisions will look like.

IGC Response: We have not included the information in our 2011 10-K and we are unable to revise our filing because we do not generate the information on the break-up of sales and related information for products and services, as these are not the basis on which operating decisions are made.  However, we note your comments and in order to enhance our disclosures, we have initiated a process of augmenting our information and reporting systems to provide data on net sales of tangible products and revenues from services as well as the related information. We reiterate that when the information systems are able to retrieve the required information, we will provide the necessary disclosures in our future filings.

Liquidity and Capital Resources, page 26

4
We have read your response to comment 10 from our letter dated May 9, 2011. Please tell us where you have included this disclosure in your Form 10-K for the year ended March 31, 2011. This disclosure should address your significant use of cash in operating activities for each period presented.

IGC Response: We have included disclosures on the significant use of cash in operating activities in the section marked ‘Liquidity and capital resources’ of the management discussion and analysis. Considering the size and scope of our operations, we believe the disclosures provided address the significant use of cash in operating activities for each period presented.

Financial Statements Consolidated Balance Sheet, page F-2

5
Your total stockholders' equity as presented on your consolidated balance sheets does not agree to your total stockholders' equity as presented in your consolidated statement of stockholders' equity on page F-5. This difference appears to be due to your presentation of non-controlling interest outside of your total stockholders' equity on your balance sheet. Please refer to FASB ASC 810-10-50-1A and address the need to revise your financial statements accordingly.

IGC Response: The difference is due to the presentation of the non-controlling interest balance outside the stockholders’ equity on the balance sheet. However, please note that non-controlling interest has been presented together with the stockholders equity and not as either a liability or temporary equity. We have amended the statements to present non-controlling interest as part of the stockholder’s equity on the balance sheet such that the total on the balance sheet is the same as the total in the statement of stockholder’s equity.  Please see the revised balance sheet below and in Exhibit 1, with the revisions tracked.

INDIA GLOBALIZATION CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2011 (as restated)	2010 (as restated)

ASSETS
Current assets:
Cash and cash equivalents	$1,583,284	$842,923
Accounts receivable, net of allowances	3,312,051	4,783,327
Inventories	133,539	162,418
Advance taxes	41,452	119,834
Deferred income taxes	-	25,345
Dues from related parties	-	3,114,572
Prepaid expenses and other current assets	1,474,838	2,054,462
Total current assets	$6,545,164	$11,102,881
Property, plant and equipment, net	1,231,761	1,748,436
Investments in affiliates	6,428,800	8,443,181
Investments-others	877,863	810,890
Deferred income taxes	-	4,075,461
Goodwill	410,454	6,146,720
Restricted cash	1,919,404	2,169,939
Other non-current assets	748,623	872,184
Total assets	$18,162,069	$35,369,692

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short term borrowings and current portion of long term debt	$901,343	$1,389,041
Trade payables	1,311,963	1,839,405
Accrued expenses	349,149	461,259
Notes payable	3,920,000	4,120,000
Dues to related parties	-	149,087
Other current liabilities	94,892	149,942
Total current liabilities	$6,577,347	$8,108,734
Other non-current liabilities	1,209,479	1,107,498
Total liabilities	$7,786,826	$9,216,232

Shares potentially subject to rescission rights (4,868,590 shares issued and outstanding)	3,082,384	-

Stockholders' equity:
Common stock — $0001 par value; 75,000,000 shares authorized; 14,890,181 issued and outstanding at March 31, 2011 and 12,989,207 issued and outstanding at March 31, 2010	$1,490	$1,300
Additional paid-in capital	38,860,319	36,805,724
Accumulated other comprehensive income	(2,502,596)	(2,578,405)
Retained earnings (Deficit)	(29,692,907)	(9,452,000)
Non-controlling interest	$626,553	$1,376,841
Total stockholders' equity	$7,292,859	$26,153,460
Total liabilities and stockholders' equity	$18,162,069	$35,369,692

Consolidated Statements of Comprehensive Income, page F-4

6	Please ask your auditors to address the need to revise their report to indicate that they audited your consolidated statements of comprehensive income.

IGC Response: The auditor acknowledges that they audited the consolidated statements of comprehensive income.  The term ‘consolidated statements of income’ currently used collectively refers to the consolidated statements of operations and consolidated statements of other comprehensive income. However, the auditor has agreed that they will revise the language in their report to specifically include consolidated statements of comprehensive income in future audit reports.

Consolidated Statements of Operations, page F-3

7
In response to comment 29 from our letter dated February 25, 2011, you indicated that you would disclose that cost of revenues is exclusive of depreciation and amortization. You also indicated that you would also remove the gross profit subtotal in your future filings. Please note that your subtotal, revenues less cost of revenues (excluding depreciation), represents a gross profit presentation. Please revise your Statement of operations to remove the subtotal revenue less cost of revenues (excluding depreciation) for all periods presented.

IGC Response: Please see the revised Consolidated Statement of Operations with the subtotal line removed as shown in the response to comment 8 and in Exhibit 2 (revisions tracked).

8	Please revise your statements of operations to include your $5.8 million impairment loss - goodwill as a component of operating income (loss).

IGC Response: Please see the revised Consolidated Statement of Operations with goodwill as a component of operating income (loss) as shown below and in Exhibit 2 (revisions tracked).

INDIA GLOBALIZATION CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended March 31,
	2011 (as restated)	2010 (as restated)

Revenues	$4,073,919	$17,897,826
Cost of revenues	(3,914,655)	(15,671,840)
Selling, General and Administrative expenses	(7,283,089)	(5,614,673)
Depreciation	(785,066)	(603,153)
Impairment loss – goodwill	(5,792,849)	-
Impairment loss – investments	(2,184,599)	-
Operating income (loss)	(15,886,339)	(3,991,840)
Interest expense	(1,395,433)	(1,221,466)
Amortization of debt discount/Loss on extinguishment of debt	(191,804)	(356,436)
Interest Income	262,826	210,097
Other Income	301,182	281,782
Loss on dilution of stake in Sricon	-	(2,856,088)
Equity in earnings of affiliates	-	16,446
Income before income taxes and minority interest attributable to non-controlling interest	$(16,909,568)	(7,917,505)
Income taxes benefit/ (expense)	(4,100,385)	3,109,704
Net income	$(21,009,953)	(4,807,801)
Non-controlling interests in earnings of subsidiaries	769,046	18,490
Net income / (loss) attributable to common stockholders	$(20,240,907)	$(4,789,311)
Earnings per share attributable to common stockholders:
Basic	$(1.34)	$(0.42)
Diluted	$(1.34)	$(0.42)
Weighted-average number of shares used in computing earnings per share amounts:
Basic	15,108,920	11,537,857
Diluted	15,108,920	11,537,857

Statement of Cash Flows, page F-6

9
Please confirm that your line item, "Interest expense (including non-cash)" does not include any cash component. Otherwise, address the appropriateness of this adjustment to reconcile net income (loss) to net cash.

IGC Response: We confirm that the item does not include any cash component.

Note 2 - Summary of Significant Accounting Policies, page F-10

i) Accounts Receivable, page F-12

10	We have read your response to comment 14 from our letter dated May 9, 2011. Please provide the following:

•
We note that you had collected $3.2 million out of the total receivable amount of $4.8 million as of the date of your prior response. Please tell us the amount outstanding as of March 31, 2011 and address the collectability of such amounts;

IGC Response: As of March 31, 2011, out of the balance of $1.6 million ($4.8 million minus $3.2 million) we had collected an additional $0.34 million. The total amount outstanding relating to this transaction as of March 31, 2011 was therefore $1.26 million. We assessed the collectability of the balance as of March 31, 2011 and based on our assessment, we fully provided for the balance as of that date.

•
We note that you have $3.3 million of accounts receivable as of March 31, 2011. This balance appears high given your fiscal year 2011 revenues of $4.1 million. Please provide us an aging schedule for these receivables and address the collectability of such amounts. Address the need to discuss the aging of your accounts receivable in Management's Discussion and Analysis; and

IGC Response: Based on your comment, we note the need to provide an aging analysis for our accounts receivable in cases where the receivable balances appear to be too high relative to the revenue. We will provide the necessary details in similar circumstances in our future filings.

Of the $3.3 million in accounts receivable as of March 31, 2011, a total of about $2.37 million is due from the National Highway Authority of India (“NHAI”) and the Cochin International Airport.  These amounts were awarded to our subsidiary TBL in two separate binding arbitrations. Typically, the awards can take as much as two to three years to collect. There is sometimes a risk with respect to such awards that the organization ordered to pay the award may not still be in business when the collection process is complete. However, in our case, NHAI is a government of India organization and the Cochin International Airport is partially owned by the state government of Kerala.  We are not aware of any risk that either of these entities will become insolvent in the next several years.  Therefore, we believe that the receivables from these entities, though aged beyond 90 days with the expectation that they could age up to three years, will eventually be collected. We expect to realize these receivables and continue to work towards hastening the process of collection. The remaining $.93 million is normal trade receivables, with $.66 million less than 30 days old.  An aging report is set out below.

Aging of accounts receivable as at March 31, 2011:

0-30 days	31-60 days	61-90 days	More than 90 days	Total
$657,119	$13,327	$263,727	$2,377,878	$3,312,051

•
You indicate on page 24 that your selling, general and administrative expenses for 2011 include a $1.52 million write-off of bad debts that were considered to be irrecoverable. Please tell us and revise your disclosures to indicate how these receivables arose and the facts and circumstances that resulted in your determination that such amounts are irrecoverable.

IGC Response: A significant portion of the write off for bad debt was for the account receivable which resulted from the sale of iron ore to China that has been discussed in the earlier comment letters and our responses and in the response to the first bullet point of comment 10 of this letter.

The revised disclosure provided in Exhibit 3 to this letter will add the following information: “Out of the total write off for the year ended March 31, 2011 amounting to $1.52 million, $1.26 million relates to the sale of ore. The receivable arose when we shipped ore to a Chinese company.  With almost no warning the Chinese government banned the import of ore below 60% Fe content, except by a few licensed ore dealers.  Our dealer was not one of them.  Given the sudden unanticipated change in the rules, we were forced to sell the ore to another dealer. The new dealer took possession of the iron ore and the receivable was supposed to be collected within 90 days.  After several months of discussion with the dealer failed to resolve the issue, we decided to write off the amount. The remaining write-off amounting to $0.26 million relates to sales in the normal course of business arising from the sale of rock aggregate and iron ore.”

Note 11- Goodwill, page F-21

11
We have read your response to comment 26 from our letter dated May 9, 2011. We note that you have recorded an impairment loss of $5.8 million as of March 31, 2011. Please expand your disclosures to provide the following:

•
Fully discuss the facts and circumstances that lead to the impairment of your goodwill. Your disclosures should provide readers with a full understanding of management's assessment of the underlying business of TBL; and

IGC Response: Exhibit 4 shows our revised disclosure as follows:

 “NOTE 11 – GOODWILL

 The movement in goodwill balance is given below:

	As of March 31,
	2011	2010

Balance at the beginning of the period	$6,146,720	$17,483,501
Elimination on deconsolidation of Sricon	-	(10,576,123)
Effect of foreign exchange translation	56,583	(760,658)
Impairment loss	(5,792,849)	-
	$410,454	$6,146,720

During the year ended March 31, 2011, the Company conducted an impairment analysis on the goodwill in its consolidated financial statements. The goodwill balance of $ 6,146,720 at the beginning of 2011 was allocated to our subsidiary TBL. The Company assessed the recoverable value of TBL and concluded that it was lower than $6.2 million. Therefore the goodwill balance allocated to TBL was impaired by $ 5,792,849. The methodology used in the impairment test is described below.

Techni Bharathi Limited (‘TBL’), a small road building company, is engaged in highway and heavy construction activities. TBL has constructed highways, rural roads, tunnels, dams, airport runways, and housing complexes, mostly in southern states. TBL, because of its successful execution of contracts, is pre-qualified by the National Highway Authority of India (NHAI) and other agencies.  We own 77% of TBL.

TBL’s share of the overall Indian construction market is very small. However, TBL’s prequalification and prior track record provides a way to grow the company in highway and heavy construction. Currently, TBL is engaged in the recovery of construction delay claims that it is pursuing against NHAI and the Cochin International Airport in the aggregate amount of $2.3 million.  TBL has received binding judgments in arbitration against and is in the process of collecting those judgments, which can typically take two to three years.

For the year ended March 31, 2011, TBL was not able to meet its cash flow projections, because it has not been able to win any new significant contracts. As a result, TBL does not have a sufficient pipeline that would enable it to project cash flows. Therefore, the impairment test for TBL is based on the recoverable values of its assets less the expected settlement of its liabilities.

For the purpose of the impairment test, we considered all the assets and liabilities of TBL. With respect to all the monetary assets and liabilities, the carrying values of the assets and the liabilities are considered to approximate the fair value of TBL since these are the expected recovery values and the expected values for settling liabilities. With respect to non-monetary assets such as fixed assets, we estimated the recoverable values based on a valuation certificate obtained from an approved independent appraiser. Further, the recoverability of claims is based on actual awards received in arbitration.”

•
In your disclosure on page 25 under the caption "Impairment loss -goodwill" you mitigate the fact that you impaired almost your entire goodwill balance with a statement that the market potential for the infrastructure business in India remains strong and unabated. It is unclear as to the appropriateness of this statement in light of the underlying facts and circumstances that lead to your impairment of goodwill.

IGC Response: The statement that the market potential for the infrastructure business in India remains strong and unabated is a general comment on the infrastructure sector and its progress in India, a sector within which TBL, one of our subsidiaries, operates. While the growth and the potential of the infrastructure sector in India remains strong as evidenced by several research reports on this matter, our operations in this sector as of now has not been able to keep pace with our projections.  Exhibit 5 shows the revised disclosure without the statement as follows:

“Impairment loss – goodwill – The goodwill balance in the books of the Company is allocated to TBL. During the current year, in the fourth quarter, the Company performed its annual impairment test on the goodwill balance. The Company assessed the fair value of TBL based on the recoverable values of the assets and the expected settlement of its liabilities. Based on the impairment analysis, the Company has provided for a loss amounting to $5.79 million relating to the goodwill balance for the year ended March 31, 2011. Factors that influence the analysis include contracts, potential contracts, collection of claims, ability to grow the quarry and ore business, and other factors.”

Note 19 - Deconsolidation page F-25

Note 25 - Impairment page F-28

12	We have read your responses to comments 5, 16, 18 and 27 from our letter dated May 9, 2011. Please provide the following:

•
It still remains unclear how you determined that your Form 10-K for the year ended March 31, 2010 is considered timely filed. Please tell us how you determined that your Form 10-K is considered timely filed given the lack of audited financial statements for Sricon as required by Note 5 to Rule 8-01 of Regulation S-X.   Address the need to provide investors with risk factor or other disclosures regarding the lack of these financial statements;

IGC Response: Although we did not receive separate U.S. GAAP audited financial statements for Sricon, our principal auditors audited the investment and the receivable balances of Sricon that was carried on our financial statements for the year ended March 31, 2010. Therefore, we considered the 10-K filed for the year ended March 31, 2010, which includes these audited balances of Sricon, as timely filed.

As noted from your comment, the following risk factor is included in a revision to the 2011 Form 10-K (Exhibit 6)

Exhibit 6 – Substantial portions of our assets are invested in Sricon and we may be unable to obtain sufficient financial information to accurately value our investment.

We own 22% of the outstanding stock of Sricon Infrastructure Private Limited (“Sricon”), which is a company engaged in the construction business in India. Despite our efforts, Sricon has refused to voluntarily supply current financial information routinely and voluntarily.  In order to protect our investment in Sricon the Company has taken the following steps: In November 2010 the Company petitioned the high Court of Nagpur for relief on its receivable and informing the court that it had a claim on Sricon’s assets.  In January 2011 the Company received an order from the Company Law Board (CLB) in India, a quasi-court that has jurisdiction over Indian companies, freezing all assets and stopping Sricon from incurring additional liability.  The CLB also ordered Sricon to allow the Company to inspect its books.  The January order notwithstanding, we further petitioned the CLB to compel Sricon to provide financial information and grant access to review and inspect the book of records, including financials, bank data, board meetings, PP&E register, and other relevant information as required. Pursuant to the CLB order the Company has visited Sricon to conduct inspections in January 2011, February 2011, April 2011 and June 2011. While we have been able to obtain information, we are not able to monitor Sricon on a day-to-day basis and this makes it difficult to accurately monitor the value of our investment in Sricon.  We currently carry the Sricon investment on our books at $6.4 million and this value may be reduced in the future.

•
 Please provide us with the most recent Sricon financial information you have obtained.  In this regard, you indicate that you did not receive a separate audit opinion on Sricon's statements converted to U.S. GAAP. It therefore remains unclear how your auditors verified significant amounts related to your investment in Sricon that are reflected in your financial statements as of March 31, 2010 and 2011. Please ask your auditors to provide us with a comprehensive and robust explanation explaining how they verified significant amounts in Sricon's financial statements such that they were able to opine on the appropriateness of the Company's receivable from and investment in Sricon as of each balance sheet presented. Please also provide a description of any supporting documents that were examined;

IGC Response: To answer this question, we have addressed March 2010 and March 2011 separately.

For the financial statements as of March 31, 2010:

We have included in Table 1, below, the financial information available to us as of December 31, 2009.  The auditors verified the significant amounts available as of December 31, 2009.  As an example, in order to verify the Property, Plant, and Equipment the auditors used an independent third party valuation to assess the value of assets, including land and building.  The discounted cash flow projections were verified by an examination of contracts and revenue streams based on contracts as well as Sricon’s history of winning new contracts and renewing contracts. As we have stated before, Sricon did not provide us with sufficient data or a complete update as of March 31, 2010, in time for the audit, and therefore the information available as of December 31, 2009 was used.  As the time lag was three months the auditors believed they had sufficient information to form an opinion on the receivable and investment in Sricon as of March 31, 2010. As previously stated, the accounts receivable was about $ 3.1 million due from Sricon as of March 31, 2010. This receivable was considered to be recoverable as of March 31, 2010 for the following reasons: 1) There was a valid enforceable loan agreement in force as of March 31, 2010 which was examined by the auditors, and 2) the discounted value of the projected cash flows used in the impairment analysis exceeded the total of the investment balance and the receivable as of March 31, 2010.  Based on the examination of documents and verification of significant amounts, the auditors opined on the appropriateness of the Company’s receivable and investment in Sricon as of March 31, 2010.

For the financial statements as of March 31, 2011:

As of March 31, 2011, as previously stated in this letter and as stated in the Risk Factor in Exhibit 6, we had conducted several inspections of Sricon between March 31, 2010 and June 30, 2011 and continue to conduct inspections of Sricon.  As of March 31, 2011 we conducted an impairment test based on the net value of assets in Sricon. We did not use a discounted cash flow to value the total of our receivable and investment in Sricon.  Based on an examination of an independent valuation of Sricon assets and the information obtained in our inspections, the auditors did not allow us to carry the receivable of $3.1 million on our books, for the following reasons: 1) we were unable to renew the agreement relating to this receivable, mainly because of Sricon’s desire to harass us, and 2) the impairment analysis, examined by the auditors, showed that the fair value of Sricon, based on the value of net assets including land and building, as of March 31, 2011, was lower than the total of our receivable and investment balance. Therefore, for March 2011, we wrote down, and the auditors opined, the receivable in Sricon of $3.2 million and the investment in Sricon by $2.2 million.  Based on the examination of documents and verification of significant amounts, the auditors opined on the appropriateness of the Company’s write down and valuation of the investment in Sricon.

Table 1

SRICON INFRASTRUCTURE PRIVATE LIMITED

BALANCE SHEET AS ON DECEMBER 31, 2009

		Amount
		Rs.	Rs.
I.	SOURCES OF FUND :
1.	Shareholders' Fund :
a)	Share Capital	69,739,350
b)	Reserves & Surplus	1,276,819,970	1,346,559,320

2.	Loan Funds :
a)	Secured Loans	121,948,987
b)	Unsecured Loans	191,796,318	313,745,306

			1,660,304,626
II.	APPLICATION OF FUNDS :
1.	Fixed Assets :
	Gross Block	318,005,928
	Less : Depreciation	62,370,477
	Net Block	255,635,451
	BOT Project	140,869,008	396,504,459

2.	Investments		598,700

3.	Current Assets, Loans & Advances :
a)	Inventories	41,327,891
b)	Sundry Debtors	284,273,432
c)	Cash-in-hand	3,479,313
d)	Bank Balances	6,300,095
e)	Loans, Deposits & Advances	1,034,557,520
			1,369,938,251

	Less : Current Liabilities & Provision
	Current Liabilities	67,785,679
	Provision for I.Tax & FBT	3,616,015
	Deferred Tax Liability	35,335,090
			106,736,784
	Net Current Assets		1,263,201,467

4.	Miscellaneous Expenditure			-
	(to the extent not written off or adjusted)

				1,660,304,626
	Schedules to the balance sheet

	SHARE CAPITAL

	AUTHORISED
	7000000 Equity Shares of Rs.10 each			70,000,000

	ISSUED , SUBSCRIBED & PAID -UP

	6973935 Equity Shares of Rs. 10 each			69,739,350

	RESERVES & SURPLUS

	Profit & Loss Account		255,677,945

	Share Premium Reserve		31,559,785
	Share Premium -IGC		989,582,240
				1,276,819,970

	SECURED LOANS
	NBFC
	(Secured against hypothecation of respective Plant & Machinery)
	ABN AMRO Bank		1,145,077
	Kotak Mahindra Bank		131,200
	L & T Finance Ltd.		1,468,490
	G E Capital Finance		702,114
	Srei Infrastructure Finance Ltd.		65,905,839
	Shri Parshuram Urban Credit Co-Op Soc. Ltd.		8,639,996
				77,992,716
	Less : Interest Suspense A/c		(13,824,446)
		(A)		64,168,270

	Bank of India :
	Cash Credit A/c		57,780,717
		(B)		57,780,717

		(A) + (B)		121,948,987

	UNSECURED LOANS
	Directors & Associate Concerns	48,646,318
	Others	3,150,000
	Loans from Fellow Subsidiary	140,000,000
			191,796,318

	INVESTMENTS
	(In Shares Unquoted, stated at cost)
	Narbada Finance & Leasing Co. Ltd.	220,000
	Shikshak Sahakari Bank	100,200
	Parshuram co.-ope. Society	245,000
	NSC & KVP'S	33,500
			598,700

	INVENTORIES
	(As certified & confirmed by Management)
	Work in Progress	35,196,053
	Raw Materials and Consumables	6,131,838
TOTAL			41,327,891

	SUNDRY DEBTORS
	(As certified & confirmed good for realization by
	the Management )
	Outstanding for the period exceeding six months	207,790,822
	Others	76,482,610
			284,273,432

	CASH
	Cash-in hand	3,479,313
			3,479,313

	BANK BALANCES
	With Scheduled Banks in Current Accounts	2,804,881
	Cheques in Transit
	As Fixed Deposits in Scheduled Banks	3,108,850
	(Pledged against Bank Guarantees )
	Interest Accrued on FDRs	386,364
			6,300,095

LOANS, ADVANCES, DEPOSITS & OTHERS
Advances to staff/ suppliers/sub-contractors	18,937,382
Advances on Capital Accounts	67,623,025
Directors & Associate Concerns	159,527,573
Tax Deducted at Source (A.Y.2009-10)	2,687,143
Sundry Deposits	30,778,427
Prepaid Expenses	102,776
Other Debit Balances	27,711,965
IGC-Mauritius (Advance A/c)	723,601,910
IGC-Mauritius (Current A/c)	3,587,319

		1,034,557,520

CURRENT LIABILITIES & PROVISIONS
Sundry Creditors & Advances from Customers	41,690,549
Liabilities for Expenses	9,709,972
Other Credit Balances	15,806,519
Rates & Taxes	578,640

		67,785,679

•
You indicate that you believe that the cash flow projections for Sricon are achievable. In this regard, we note your difficulty in obtaining financial information or participating in the board meetings for Sricon. Please tell us how you continue to believe that cash flow projections are achievable and reliable when you cannot objectively verify that Sricon has met your cash flow projections;

IGC Response: The acquisition of Sricon was consummated on March 7, 2008. At the time of the acquisition, we valued Sricon based on the expected cash flow generation, which included a growth potential given the demand in the infrastructure sector in India.  Until December 31, 2009 we had access to financial information and projections including the pipeline of received but unexecuted orders.  Based on the information available to us as of March 31, 2010 (which information reflected Sricon’s financial position at December 31, 2009), we assessed that Sricon would meet its cash flow projections. For our impairment analysis for the year ended March 31, 2010, we believed that as of that date, irrespective of the management dispute, given the nature of operations and the pipeline of unexecuted orders that was available for Sricon, the cash flow projections considered for the impairment test were achievable and appropriate. We further thought that relations would be restored, despite the rhetoric and positioning of both companies.  As stated before and in the proposed Risk Factor in Exhibit 6, the flow of information from Sricon is intermittent based on examinations that we conduct.  As we are not satisfied with our ability to monitor Sricon on a day-to-day basis, we stopped relying on cash flow projections of Sricon as of March 31, 2011 and no longer use it in our impairment testing of Sricon.

•
It still remains unclear how you determined that it is appropriate to include contract claims that Sricon has filed in your determination of fair value. Please cite the accounting literature used to support your conclusion;

IGC Response:  In some contracts during execution there are delays that occur where the delay may have been caused by factors that were not in control of Sricon.  As a simple example, the client asks for changes beyond the original scope of the contract, an estimate is approved and work starts. However, during the work other contractors of the client, (not subcontractors of Sricon) that have to do their part before Sricon can do theirs, are delayed which in turn causes delays for Sricon.  While the approved invoice covered the costs associated with the change, the expense associated with the delay, such as machine idle time, workers idle time, opportunity cost and other costs, are not included in the original approved invoice.  Sricon books the expenses associated with the delay as and when they occur, however any compensation related to the delay is either settled between the client and Sricon or ends up in arbitration.

When we say that we have included “claims” in our determination of fair value, we are referring to only claims that have been filed and have gone through the arbitration process and an award has been made in favor of Sricon.  These arbitrations awards are binding and the client eventually pays the amount awarded by the arbitrator.  However, the client may sometimes delay the payment.  We used two criteria in determining what claims to include, the first was that we included claims where there was an award made by the arbitrator, and second we included awards where the client was either the state or federal government or a government owned agency. This was to ensure that even if it takes time to recover the amounts awarded by the arbitrator, the future solvency of the client was not a significant risk factor. We believe that it is appropriate to consider these awarded contract claims in the cash flow projections, as they will eventually be collected.

•	Please provide us with a summary of your discounted cash flow analysis for Sricon for each period presented. Ensure you include a discussion of your underlying estimates and assumptions;

IGC Response: Discounted cash flow was used in the impairment analysis for March 31, 2010.  Discounted cash flow was not used for the impairment analysis for the period ending March 31. 2011.  The discounted cash flow analysis for Sricon, for 2010, is based on an estimate of the projected cash flows discounted to its present value. The projected cash flow estimates are based on construction contracts orders that are in progress, an assumption on the growth rate of contracts, and awarded contract claims. The significant underlying estimates that we considered while arriving at the projected cash flows include:

Growth expectation – We projected revenue using a growth rate of 25% for the next ten years. This is based on the growth that is projected in the infrastructure sector in India, availability of infrastructure contracts in the space that Sricon works in, Sricon’s ability to win and/or renew contracts based on past performance.

Discount rate – We have considered a discount rate of 12% for our projected cash flows. The discount rate considered is in line with the prevailing interest rates that are applicable on our borrowings and those of small companies in India.

Timing of awarded claim realization – We made an assessment of when arbitration awards could be realized based on an understanding of the process, understanding of the clients’ propensity to delay paying and an understanding of the apparatus available to the client to delay paying.

•
 We note that you have recorded an impairment of $2.2 million related to your investment in Sricon based on the information available. Please tell us and expand your disclosures to describe the nature of this information. Please provide us with the objective and verifiable information you obtained to support your conclusions that your investment was impaired by $2.2 million and that the remaining $6.4 million is recoverable.   Please discuss the assumptions and estimates used in this determination.

IGC Response:  Our revised disclosure will be as follows (Please see Exhibit 7):

“NOTE 25 – IMPAIRMENT

For the year ended March 31, 2011 the Company conducted an impairment test on the investment in Sricon. Effective October 1, 2009, the Company reduced its investment in Sricon from 63% to 22%. After this event, the Company continued to account for the investment in Sricon based on the equity method of accounting. However the Company entered into a management dispute with Sricon after the Company was not able to obtain the financial statements of Sricon after March 31, 2010. The Company has conducted the impairment test based on the information available to it and the recoverable value of assets that it can ascertain. Based on such impairment test, the Company has concluded that the investment in Sricon needs to be impaired by $2,184,599.

In January 2011, the Company Law Board in India (CLB), a body that has jurisdiction over companies in India, granted our petition to stay any transactions, such as purchase, sale or a further creation of liability on Sricon’s fixed properties including land and plant and machinery. Further, based on CLB orders we visited Sricon for an inspection in January 2011, February 2011, April 2011 and June 2011.

Based on the CLB order freezing the sale of assets and creation of liability and our inspections, we believe that we have sufficient information on the existing assets and liabilities in Sricon to help us perform an impairment test. Further since Sricon can no longer alienate the assets or create further liabilities, we believe that this forms an appropriate basis for the assessment of the recoverable value of the investment.  The nature of information available to us includes, assets (plant, machinery, land, building,) and liabilities. Therefore, for the year ended March 31, 2011, we based the impairment analysis on the net recoverable values of major assets including the overall liabilities of Sricon.

We used an independent appraiser to assess the fair value of assets in Sricon. In addition, we included arbitration awards using the criteria and methodology described elsewhere in this response. The methodology used in determining the fair value of assets included the current market value of real estate owned by Sricon, a recoverable value for equipment and an estimate for the timing of collection on awarded claims discounted to its present value using a discount rate of 12%.  Based on this, we concluded that as of March 31, 2011 a liquidation of Sricon including a sale of assets and settlement of liabilities would result in our ability to recover $6.4 million, out of an investment of $8.6 million in Sricon. We therefore impaired the asset by $2.2 million.”

13   We have read your response to comment 17 from our letter dated May 9, 2011. You indicate that a definitive legal course of action for the disposition of a part of your investment had not been determined and therefore was not disclosed. Notwithstanding the fact that there was no legal course of action, Item 11 (b) of Form S-3 requires a registrant to disclose all material changes that have occurred since the end of the latest fiscal year for which certified financial statements were included in the latest annual report to the security holders and which have not been described in periodic filings under the Exchange Act. Please tell us how you determined that the deconsolidation of Sricon should not have been disclosed in your Form S-3, file no. 333-163548 filed on December 7, 2009 or your post-effective amendments to your Form S-3, file no. 333-124942 filed on January 28, 2010 and February 3, 2010.

IGC Response: To further clarify our response to comment 17 of the Commission’s letter dated May 9, 2011, at the time of the filing of each of the December 2009 Form S-3 and the 2010 post-effective amendments to the other Form S-3, the Company had not determined a definitive legal course of action with respect to a deconsolidation.  In fact, the Company was not certain as of those dates whether deconsolidation was even possible. As noted in our response to comment 16 of the Commission’s letter dated May 9, 2011, we had consulted with three legal experts regarding potential approaches to address matters with Sricon.  Until we received advice that the deconsolidation, which we ultimately effected, was feasible we had not reached a definitive conclusion as to what we would do with our Sricon holdings and had deferred reaching such a conclusion until we received advice as to what was legally feasible.  We had not received such advice at the time of the filing of each of the December 2009 Form S-3 and the 2010 post-effective amendments to the other Form S-3 and thus at the time of such filings it was not probable that deconsolidation would occur.  Nor had we taken any steps at the time of such filings to implement the deconsolidation.  Accordingly, disclosure of the deconsolidation was not possible, or warranted at the time of such filings.

Note 20 - Income Taxes, page F-26

14   We have read your response to comment 20 from our letter dated May 9, 2011. Please correct your rate reconciliation as of March 31, 2010 so that the effective tax rate in your financial statements are in line with the effective tax rate computed in your statement of operations.

IGC Response:

Table 3 below shows the proper disclosure for the correction made to our rate reconciliation as of March 31, 2010. (Please also see Exhibit 8).

Table 3

	2011	2010
Statutory Federal income tax rate	34.0%	34.0%
State tax benefit net of federal tax	1.5%	-5.4%
Change in valuation allowance	8.2%	-
Loss on extinguishment of debt	-0.4%	-
Loss on dilution of Sricon	-	-12.3%
Impairment loss on goodwill	-11.9%	-
Impairment loss on investments	-4.4%	-
Capitalized interest costs	-2.8%	-5.2%
Tax benefits from US taxes	-	-48.9%
Amortization of debt discount	-	-1.5%
Effective income tax rate	24.2%	-39.3%

The details of the above calculations are set out below.

	Tax Expense		Rate Reconciliation
Book income (loss) Before Taxes	(7,917,505)	(2,691,951.70)	34.0

Permanent Items
Loss on extinguishment of debt	-	-	0.0
Loss on dilution of Sricon	2,856,088	971,069.92	-12.3
Impairment loss on goodwill	-	-	0.0
Tax Benefits from US taxes *	11,389,999	3,872,599.66	-48.9
Amortization of debt discount	356,436	121,188.24	-1.5
Capitalized interest	1,221,466	415,298.44	-5.2
Net change to valuation allowance	-	-	0.0
Income before temporary differences	7,906,484

State Tax expense		652,284.93		-8.24
Federal benefit of state deduction		(221,776.88)		2.80
			-5.4	-5.44

	15,812,968	3,118,713	-39.39

		check	-0.3928

* This number is backed into the rate rec because it is the utilization of tax credits to make the rate rec -39%

The tax provision on the income statement does not include the necessary valuation allowance.  Therefore, you have to use the tax credits in the rate rec to yield the -39% on the income statement.

Note 21 - Segment Information, page F-28

15   We have read your responses to comments 4 and 21 from our letter dated May 9, 2011 as well as your disclosures in your Form 10-K for the year ended March 31, 2011. You indicate that IGC operates in a single operating segment and that the CEO, who is your CODM, reviews financial information presented on an entity level. However, you disclose on page 28 the existence of discrete financial information for your separate legal entities. Please note that if discrete financial information is available to your CODM, he is presumed to use such information.   Please address the following:

•	Please explain why your separate legal entities are not operating segments as defined by FASBASC 280-10-50-1;

IGC Response: ASC 280 defines an operating segment as a component of a business entity that has each of the three following characteristics:

•
The component engages in business activities from which it may earn revenues and incur expenses (including start-up operations and revenues and expenses relating to transactions with other components of the same entity).

•
The operating results of the component are regularly reviewed by the entity’s CODM to assess the performance of the individual component and make decisions about resources to be allocated to the component.

•	Discrete financial information about the component is available.

All of the three factors that have been set out above need to be met for a component of a business to be termed as an operating segment. In the case of the Company, although the individual entities in India would qualify as components of the entity as a whole, the operating results of the components are not made available as a part of the CODM reports and are therefore not reviewed regularly by the entity’s CODM to assess individual performance.

Therefore, we believe that the separate legal entities in India do not qualify as operating segments under FASB ASC 280-10-50-1.

•
You indicate that the account information for the separate entities obtained for the purpose of financial statement consolidation is reviewed on an as needed basis by the COO and CFO. Please tell us if this information is also provided as part of the CODM reports;

IGC Response: We confirm that this information is not provided as part of the CODM reports. We have determined based on available facts and information that the CODM for our Company is the CEO. The reports that are available to the CEO do not contain account information for the separate entities used for the purposes of consolidation. However, based on the Commission’s letters, we are in the process of revising our CODM reports to include the information that will allow us to begin segment reporting.  We hope to implement these changes and begin segment reporting in the future, as soon as practically possible.

•
You have also provided us with a template of your CODM reports. Please provide us with a summary of the CODM reports that are reviewed by your CODM. Please ensure that your CODM reports are in the exact form that is presented to the CODM, including numerical amounts; and

Please refer to Table 2, as shown below, for a summary of the CODM reports that are reviewed by our CODM.

Table 2

March'10 Performance					USD ('000)
	3 months ended June 30, 2010	3 months ended Sept 30, 2010	3 months ended Dec 31, 2010	3 months ended March 31, 2011	Year ended March 31, 2011

Sales
Revenue	1,128	1,682	484	780	4,074

Total	1,128	1,682	484	780	4,074

COGS	(983)	(1,613)	(457)	(862)	(3,915)
	-87.1%	-95.9%	-94.4%	-110.5%	-96.1%

Gross Margin	145	69	27	(82)	159
	12.9%	4.1%	5.6%	-10.5%	3.9%

Other Income	(88)	278	15	359	564
	-7.8%	16.5%	3.1%	46.0%	13.8%

GS&A	(581)	(764)	(1,055)	(4,883)	(7,283)
	-51.5%	-45.4%	-218.0%	-626.1%	-178.8%

EBIDT	(524)	(417)	(1,013)	(4,606)	(6,560)
	-46.5%	-24.8%	-209.3%	-590.6%	-161.0%
Financial charges	(393)	(374)	(308)	(512)	(1,587)
	-34.8%	-22.2%	-63.6%	-65.6%	-39.0%

Depreciation	(96)	(101)	(462)	(126)	(785)
	-8.5%	-6.0%	-95.5%	-16.2%	-19.3%

Impairment loss				(7,977)	(7,977)

EBT	(1,013)	(892)	(1,783)	(13,221)	(16,909)
	-89.8%	-53.0%	-368.4%	-1695.2%	-415.1%

Income Tax	421	33	20	(4,574)	(4,100)

Net Profit/(Loss)	(592)	(859)	(1,763)	(17,795)	(21,009)
	-52.5%	-51.1%	-364.3%	-2281.6%	-515.7%
Selected Balance Sheet Items

	Quarter ended June 30, 2010	Quarter ended Sept 30, 2010	Quarter ended Dec 31, 2010	Quarter ended March 31, 2011	Year ended March 31, 2011
Accounts Receivable	5,644	6,011	5,475	3,312	3,312

Days of Sales Outstanding	450	322	1,018	382	73

Inventory	185	213	332	134	134

Turns	-0.2	0.1	0.7	0.2	0.0

Accounts payable	1,439	3,439	3,683	1,312	1,312

Important highlights			IGC logistics and materials commenced the operation in the quarter	Decrease in earnings is due to decrease in Minority Interest by $12,721 effecting from Sricon deconsolidation	Net profit does not include loss on Sricon deconsolidation $2856, gain of affiliates $16446 and MI 18490

•
It appears that you are aggregating all of your operating segments (i.e. your legal entities). As such, please also provide us in detail with your aggregation analysis using the criteria in FASB ASC 280-10-50-11. In doing so, please also clearly demonstrate how you determined that each operating segment in a reportable segment had similar economic characteristics to each other operating segment in that reportable segment in light of your disclosures on page F-28.

IGC Response: Based on our analysis of the operating segments, we reiterate that the Company operates in a single operating segment. Therefore, we have not aggregated multiple operating segments into a single reportable segment.

Definitive Proxy Statement on Schedule 14A Election of Directors, page 3

16   Notwithstanding the April 7, 2011 response to comment 55 in our February 25, 2011 letter that India Globalization does not have a formal policy for the consideration of diversity in the composition of its board and that India Globalization would include a statement to that effect in future proxy statements, we are unable to locate the statement in this proxy statement. Please revise in future filings.

IGC Response: We are in the process of adopting a formal policy for the consideration of diversity in the composition of the board and will provide the appropriate disclosures in future filings with respect to such a policy as required by Item 407(c)(2)(vi) of Regulation S-K.  If such a policy is not in effect at the time of filing subsequent proxy statements we will so indicate in such proxy statements.

Governance of the Company, page 14

17   Notwithstanding the April 7, 2011 response to comment 56 in our February 25, 2011 letter, we are unable to locate a discussion of the leadership structure of the board of directors and the role of the board of directors in risk oversight in this proxy statement. See Item 407(h) of Regulation S-K, and revise in future filings. We note the disclosure relating to compensation risk assessment on page 21.

IGC Response: We will provide the disclosure set forth in our response to prior comment 56 in future proxy statements.

Exhibit 1 – Revised Balance Sheets

 INDIA GLOBALIZATION CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2011 (as restated)		2010 (as restated)

ASSETS
Current assets:
Cash and cash equivalents		$1,583,284		$842,923
Accounts receivable, net of allowances		3,312,051		4,783,327
Inventories		133,539		162,418
Advance taxes		41,452		119,834
Deferred income taxes		-		25,345
Dues from related parties		-		3,114,572
Prepaid expenses and other current assets		1,474,838		2,054,462
Total current assets		$6,545,164		$11,102,881
Property, plant and equipment, net		1,231,761		1,748,436
Investments in affiliates		6,428,800		8,443,181
Investments-others		877,863		810,890
Deferred income taxes		-		4,075,461
Goodwill		410,454		6,146,720
Restricted cash		1,919,404		2,169,939
Other non-current assets		748,623		872,184
Total assets		$18,162,069		$35,369,692

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short term borrowings and current portion of long term debt		$901,343		$1,389,041
Trade payables		1,311,963		1,839,405
Accrued expenses		349,149		461,259
Notes payable		3,920,000		4,120,000
Dues to related parties		-		149,087
Other current liabilities		94,892		149,942
Total current liabilities		$6,577,347		$8,108,734
Other non-current liabilities		1,209,479		1,107,498
Total liabilities		$7,786,826		$9,216,232

Shares potentially subject to rescission rights (4,868,590 shares issued and outstanding)		3,082,384		-

Stockholders' equity:
Common stock — $0001 par value; 75,000,000 shares authorized; 14,890,181 issued and outstanding at March 31, 2011 and 12,989,207 issued and outstanding at March 31, 2010		$1,490		$1,300
Additional paid-in capital		38,860,319		36,805,724
Accumulated other comprehensive income		(2,502,596)		(2,578,405)
Retained earnings (Deficit)		(29,692,907)		(9,452,000)
~~Total stockholders' equity~~Non-controlling interest	$	~~6,666,306~~ 626,553	$	~~24,776,619~~ 1,376,841
~~Non-controlling interest~~ Total stockholders' equity	$	~~626,553~~ 7,292,859	$	 ~~1,376,841~~ 26,153,460
Total liabilities and stockholders' equity		$18,162,069		$35,369,692

INDIA GLOBALIZATION CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Number of shares	Amount	Additional paid in capital	Accumulated income/(deficit)	Other comprehensive income	Non-controlling interest	Total
Balance at March 31, 2009	10,091,171	$1,009	$33,186,530	$(4,662,689)	$(4,929,581)	$14,262,606	$37,857,875
Stock Option for 1,413,000 grants	-	-	90,996	-	-	-	90,996
Issue of 78,820 common stock to officers and directors	78,820	8	39,402	-	-	-	39,410
Issuance of Common Stock to Red Chip Companies	15,000	2	13,198	-	-	-	13,200
Issuance of 1,599,000 common stock to institutional investors	1,599,000	160	1,638,690	-	-	-	1,638,850
Issue of 530,000 common stock to Bricoleur Capital	530,000	53	712,822	-	-	-	712,875
Issue of 530,000 common stock to Oliveira	530,000	53	586,732	-	-	-	586,785
Interest exp. towards of 530000 shares towards Bricoleur Capital loan	-	-	197,412	-	-	-	197,412
Interest exp. towards of 530000 shares towards Oliveira loan	-	-	162,408	-	-	-	162,408
Issue of 145,216 common stock under ATM agency agreement	145,216	15	179,874	-	-	(10,484)	169,405
Dividend Option	-	-	(2,340)	-	-	-	(2,340)
Loss on Translation	-	-	-	-	3,499,767	(2,219,698)	1,280,069
Impact of de-consolidation of Sricon	-	-	-	-	(1,148,591)	-	(1,148,591)
Elimination of non-controlling interest pertaining to Sricon	-	-	-	-	-	(10,637,093)	(10,637,093)
Net income for non-controlling interest	-	-	-	-	-	(18,490)	(18,490)
Net income / (loss)	-	-	-	(4,789,311)	-	-	(4,789,311)
Balance at March 31, 2010	12,989,207	$1,300	$36,805,724	$(9,452,000)	$(2,578,405)	$1,376,841	$26,153,460
Issue of equity shares	1,900,974	190	1,761,452	-		-	1,761,642
Interest expense	-	-	359,820	-		-	359,820
Dividend Option Reversed	-	-	2,340	-		-	2,340
Loss for the quarter	-	-	-	(20,240,907)	-	-	(20,240,907)
Net Income for non-controlling interest	-	-	-	-	-	(769,046)	(769,046)
Loss on Translation	-	-	-	-	75,809	18,758	94,567
Road show expense incurred towards raising capital-issue of shares	-	-	(69,017)	-	-	-	(69,017)
Balance at March 31, 2011	14,890,181	1,490	38,860,319	(29,692,907)	(2,502,596)	626,553	7,292,859

Exhibit 2 – Revised Consolidated Statements of Operations

INDIA GLOBALIZATION CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended March 31,
	2011 (as restated)	2010 (as restated)

Revenues	$4,073,919	$17,897,826
Cost of revenues	(3,914,655)	(15,671,840)
~~Revenues less cost of revenues (excluding depreciation)~~	~~159,264~~	~~2,225,986~~
Selling, General and Administrative expenses	(7,283,089)	(5,614,673)
Depreciation	(785,066)	(603,153)
Impairment loss – goodwill	(5,792,849)	-
Impairment loss – investments	(2,184,599)	-
Operating income (loss)	(908,981) (15,886,339)	(3,991,840)
Interest expense	(1,395,433)	(1,221,466)
Amortization of debt discount/Loss on extinguishment of debt	(191,804)	(356,436)
Interest Income	262,826	210,097
Other Income	301,182	281,782
Loss on dilution of stake in Sricon	-	(2,856,088)
~~Impairment loss - goodwill~~	~~(5,792,849 )~~	~~-~~
~~Impairment loss - investments~~	~~(2,184,599 )~~	~~-~~
Equity in earnings of affiliates	-	16,446
Income before income taxes and minority interest attributable to non-controlling interest	$(16,909,568)	(7,917,505)
Income taxes benefit/ (expense)	(4,100,385)	3,109,704
Net income	$(21,009,953)	(4,807,801)
Non-controlling interests in earnings of subsidiaries	769,046	18,490
Net income / (loss) attributable to common stockholders	$(20,240,907)	$(4,789,311)
Earnings per share attributable to common stockholders:
Basic	$(1.34)	$(0.42)
Diluted	$(1.34)	$(0.42)
Weighted-average number of shares used in computing earnings per share amounts:
Basic	15,108,920	11,537,857
Diluted	15,108,920	11,537,857

Exhibit 3 – Revised disclosure for the write off for the year ended March 31, 2011

Selling, General and Administrative expenses – These consist primarily of employee-related expenses, professional fees, other corporate expenses, allocated overhead and provisions and write-offs relating to doubtful and bad debts and advances. Selling, general and administrative expenses were $ 7.28 million for the year ended March 31, 2011 compared $5.61 million for the year ended March 31, 2010. The expenses as a proportion of revenue during the current year were 178.77% as compared to 31.37% in the previous year. The substantial increase in this proportion was primarily due to:

• Provision relating to the receivable from one of the investee companies – Sricon. One of the subsidiaries of the Company -TBL- had advanced this loan to Sricon to fund some of the operations. However due to certain management disputes, the Company the receivable has not been recovered even though the same is due. The Company intends to pursue the collection of this receivable through appropriate legal recourse in India. However, due to the uncertainty in the timing and the quantum of collection, the Company in the current year has provided for this receivable amounting to $3.14 million.

• Write-off of certain bad debts that were considered to be irrecoverable amounting to $1.52 million.

Out of the total write off for the year ended March 31, 2011 amounting to $1.52 million, $1.26 million relates to the sale of ore. The receivable arose when we shipped low-grade ore to a Chinese company. Upon shipping the ore, the Chinese government banned the import of low-grade ore, except by a few licensed ore dealers.  Our dealer was not one of them.  Given the sudden unanticipated change in the rules, we were forced to sell the ore to another dealer.  The new dealer took advantage of his position and disputed the grade of iron ore and claimed that the ore was of a lower grade than indicated by the independent reports made at the time of shipping.  We argued back and forth for several months and finally decided to write off the amount. The remaining write-off amounting to $0.26 million relates to sales in the normal course of business arising from the sale of rock aggregate and iron ore.

Excluding the impact of the above write-offs, the selling, general and administrative expenses as a proportion of revenue was 64.37% in the current year as compared to 31.37% in the previous year. The increase is due to the fixed overheads incurred for the operations that are not proportionate to the revenue generated.

Exhibit 4 – Disclosure on impairment of goodwill of TBL

NOTE 11 – GOODWILL

The movement in goodwill balance is given below:

	As of March 31,
	2011	2010

Balance at the beginning of the period	$6,146,720	$17,483,501
Elimination on deconsolidation of Sricon	-	(10,576,123)
Effect of foreign exchange translation	56,583	(760,658)
Impairment loss	(5,792,849)	-
	$410,454	$6,146,720

During the year ended March 31, 2011, the Company conducted an impairment analysis on the goodwill in its consolidated financial statements. The goodwill balance of $ 6,146,720 at the beginning of 2011 was allocated to our subsidiary TBL. The Company assessed the recoverable value of TBL and concluded that it was lower than $6.2 million. Therefore the goodwill balance allocated to TBL was impaired by $ 5,792,849. The methodology used in the impairment test is described below.

Techni Bharathi Limited (‘TBL’), a small road building company, is engaged in highway and heavy construction activities. TBL has constructed highways, rural roads, tunnels, dams, airport runways, and housing complexes, mostly in southern states. TBL, because of its successful execution of contracts, is pre-qualified by the National Highway Authority of India (NHAI) and other agencies.  We own 77% of TBL.

TBL’s share of the overall Indian construction market is very small. However, TBL’s prequalification and prior track record provides a way to grow the company in highway and heavy construction. Currently, TBL is engaged in the recovery of construction delay claims that it is pursuing against NHAI and the Cochin International Airport in the aggregate amount of $2.3 million.  TBL has received binding judgments in arbitration against and is in the process of collecting those judgments, which can typically take two to three years.

For the year ended March 31, 2011, TBL was not able to meet its cash flow projections, because it has not been able to win any new significant contracts. As a result, TBL does not have a sufficient pipeline that would enable it to project cash flows. Therefore, the impairment test for TBL is based on the recoverable values of its assets less the expected settlement of its liabilities.

For the purpose of the impairment test, we considered all the assets and liabilities of TBL. With respect to all the monetary assets and liabilities, the carrying values of the assets and the liabilities are considered to approximate the fair value of TBL since these are the expected recovery values and the expected values for settling liabilities. With respect to non-monetary assets such as fixed assets, we estimated the recoverable values based on a valuation certificate obtained from an approved independent appraiser. Further, the recoverability of claims is based on actual awards received in arbitration.

Exhibit 5 – Revised disclosure on the impairment loss – goodwill

Impairment loss – goodwill – The goodwill balance in the books of the Company is allocated to the TBL reporting unit. During the current year, in the fourth quarter, the Company performed its annual impairment test on the goodwill balance. The Company assessed the fair value of the reporting unit based on the recoverable values of the assets and the expected settlement values of its liabilities. Based on the impairment analysis, the Company has provided for a loss amounting to $5.79 million relating to the goodwill balance for the year ended March 31, 2011. Factors that influence the analysis include contracts, potential contracts, collection of claims, ability to grow the quarry and ore business, and other factors.  ~~While there is an overall liquidity constraint and we require more cash to grow, the market potential for the infrastructure business in India remains strong and unabated.~~

Exhibit 6 – Substantial portions of our assets are invested in Sricon and we may be unable to obtain sufficient financial information to accurately value our investment.

We own 22% of the outstanding stock of Sricon Infrastructure Private Limited (“Sricon”), which is a company engaged in the construction business in India. Despite our efforts, Sricon has refused to voluntarily supply current financial information routinely and voluntarily.  In order to protect our investment in Sricon the Company has taken the following steps: In November 2010 the Company petitioned the high Court of Nagpur for relief on its receivable and informing the court that it had a claim on Sricon’s assets.  In January 2011 the Company received an order from the Company Law Board (CLB) in India, a quasi-court that has jurisdiction over Indian companies, freezing all assets and stopping Sricon from incurring additional liability.  The CLB also ordered Sricon to allow the Company to inspect its books.  The January order notwithstanding, we further petitioned the CLB to compel Sricon to provide financial information and grant access to review and inspect the book of records, including financials, bank data, board meetings, PP&E register, and other relevant information as required. Pursuant to the CLB order the Company has visited Sricon to conduct inspections in January 2011, February 2011, April 2011 and June 2011. While we have been able to obtain information, we are not able to monitor Sricon on a day-to-day basis and this makes it difficult to accurately monitor the value of our investment in Sricon.  We currently carry the Sricon investment on our books at $6.4 million and this value may be reduced in the future.

Exhibit 7 – Sricon Impairment Revised Disclosure

NOTE 25 – IMPAIRMENT

For the year ended March 31, 2011 the Company conducted an impairment test on the investment in Sricon. Effective October 1, 2009, the Company reduced its investment in Sricon from 63% to 22%. After this event, the Company continued to account for the investment in Sricon based on the equity method of accounting. However the Company entered into a management dispute with Sricon after the Company was not able to obtain the financial statements of Sricon after March 31, 2010. The Company has conducted the impairment test based on the information available to it and the recoverable value of assets that it can ascertain. Based on such impairment test, the Company has concluded that the investment in Sricon needs to be impaired by $2,184,599.

In January 2011, the Company Law Board in India (CLB), a body that has jurisdiction over companies in India, granted our petition to stay any transactions, such as purchase, sale or a further creation of liability on Sricon’s fixed properties including land and plant and machinery. Further, based on CLB orders we visited Sricon for an inspection in January 2011, February 2011, April 2011 and June 2011.

Based on the CLB order freezing the sale of assets and creation of liability and our inspections, we believe that we have sufficient information on the existing assets and liabilities in Sricon to help us perform an impairment test. Further since Sricon can no longer alienate the assets or create further liabilities, we believe that this forms an appropriate basis for the assessment of the recoverable value of the investment.  The nature of information available to us includes, assets (plant, machinery, land, building,) and liabilities. Therefore, for the year ended March 31, 2011, we based the impairment analysis on the net recoverable values of major assets including the overall liabilities of Sricon.

We used an independent appraiser to assess the fair value of assets in Sricon. In addition, we included arbitration awards using the criteria and methodology described elsewhere in this response. The methodology used in determining the fair value of assets included the current market value of real estate owned by Sricon, a recoverable value for equipment and an estimate for the timing of collection on awarded claims discounted to its present value using a discount rate of 12%.  Based on this, we concluded that as of March 31, 2011 a liquidation of Sricon including a sale of assets and settlement of liabilities would result in our ability to recover $6.4 million, out of an investment of $8.6 million in Sricon. We therefore impaired the asset by $2.2 million.

Exhibit 8 – Revised tax rate reconciliation as of March 31, 2010

	March 31,
	2011	2010
Statutory Federal income tax rate	34.0%	34.0%
State tax benefit net of federal tax	1.5%	-5.4%
Change in valuation allowance	8.2%	-
Loss on extinguishment of debt	-0.4%	-
Loss on dilution of Sricon	-	-12.3%
Impairment loss on goodwill	-11.9%	-
Impairment loss on investments	-4.4%	-
Capitalized interest costs	-2.8%	-5.2%
Tax benefits from US taxes	-	-48.9%
Amortization of debt discount	-	-1.5%
Effective income tax rate	24.2%	-39.3%